UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2021

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Transaction in Own Shares 01 December 2021	Announcement Total Voting Rights 01 December 2021
Announcement Transaction in Own Shares 02 December 2021	Announcement Transaction in Own Shares 03 December 2021
Announcement Transaction in Own Shares 06 December 2021	Announcement Transaction in Own Shares 07 December 2021
Announcement Transaction in Own Shares 08 December 2021	Announcement Transaction in Own Shares 09 December 2021
Announcement Transaction in Own Shares 10 December 2021	Announcement Director/PDMR Shareholding 10 December 2021
Announcement Director/PDMR Shareholding 10 December 2021	Announcement Director/PDMR Shareholding 10 December 2021
Announcement Director Declaration 10 December 2021	Announcement Transaction in Own Shares 13 December 2021
Announcement Transaction in Own Shares 14 December 2021	Announcement Transaction in Own Shares 15 December 2021
Announcement Transaction in Own Shares 16 December 2021	Announcement Transaction in Own Shares 17 December 2021
Announcement Transaction in Own Shares 20 December 2021	Announcement Transaction in Own Shares 21 December 2021
Announcement Transaction in Own Shares 22 December 2021	Announcement Transaction in Own Shares 23 December 2021
Announcement Transaction in Own Shares 24 December 2021	Announcement Transaction in Own Shares 29 December 2021
Announcement Transaction in Own Shares 30 December 2021	Announcement Transaction in Own Shares 31 December 2021

Diageo PLC – Transaction in Own Shares
Dated 01 December 2021

Diageo plc
Transaction in Own Shares
01 December 2021

Diageo plc ('Diageo') announces that on 30 November 2021 it has purchased 230,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 30 November 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 November 2021	230,000	3,809.00	3,773.00	3,787.56	XLON
30 November 2021	-	-	-	-	CHIX
30 November 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15264791.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Total Voting Rights
Dated 01 December 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2021 consisted of 2,548,881,060 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 217,875,825 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,331,005,235 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 December 2021

Diageo PLC – Transaction in Own Shares
Dated 02 December 2021

Diageo plc
Transaction in Own Shares
02 December 2021

Diageo plc ('Diageo') announces that on 01 December 2021 it has purchased 230,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 December 2021	230,000	3,850.50	3,796.50	3,831.04	XLON
01 December 2021	-	-	-	-	CHIX
01 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15266514.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 December 2021

Diageo plc
Transaction in Own Shares
03 December 2021

Diageo plc ('Diageo') announces that on 02 December 2021 it has purchased 230,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 02 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 December 2021	230,000	3,854.50	3,818.00	3,834.10	XLON
02 December 2021	-	-	-	-	CHIX
02 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15267922.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 December 2021

Diageo plc
Transaction in Own Shares
06 December 2021

Diageo plc ('Diageo') announces that on 03 December 2021 it has purchased 229,626 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 03 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 December 2021	229,626	3,863.50	3,828.00	3,845.09	XLON
03 December 2021	-	-	-	-	CHIX
03 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15269209.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 December 2021

Diageo plc
Transaction in Own Shares
07 December 2021

Diageo plc ('Diageo') announces that on 06 December 2021 it has purchased 225,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 06 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 December 2021	225,000	3,950.00	3,879.50	3,910.51	XLON
06 December 2021	-	-	-	-	CHIX
06 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15270766.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 December 2021

Diageo plc
Transaction in Own Shares
08 December 2021

Diageo plc ('Diageo') announces that on 07 December 2021 it has purchased 220,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 07 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 December 2021	220,000	4,016.00	3,970.00	3,996.17	XLON
07 December 2021	-	-	-	-	CHIX
07 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15272232.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 December 2021

Diageo plc
Transaction in Own Shares
09 December 2021

Diageo plc ('Diageo') announces that on 08 December 2021 it has purchased 215,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 08 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 December 2021	215,000	4,049.50	3,971.00	4,010.44	XLON
08 December 2021	-	-	-	-	CHIX
08 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15273690.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 10 December 2021

Diageo plc
Transaction in Own Shares
10 December 2021

Diageo plc ('Diageo') announces that on 09 December 2021 it has purchased 208,825 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 09 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 December 2021	208,825	3,979.50	3,940.00	3,951.36	XLON
09 December 2021	-	-	-	-	CHIX
09 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15275165.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 December 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.38	210
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 December 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by Mairéad Nayager on 9 December 2021:

●
exercise of options under the Diageo plc 2009 Executive Long Term Incentive Plan;
●
exercise of options under the Diageo 2014 Long Term Incentive Plan; and
●
sale of ordinary shares.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 December 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo plc 2009 Executive Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.04	3,167
		2.	£39.49	3,167
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo plc 2009 Executive Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£19.83	4,364
		2.	£39.49	4,364
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	3. Outside a trading venue 4. London Stock Exchange

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo 2014 Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.88	4,228
		2.	£39.49	4,228
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo 2014 Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.09	20,915
		2.	£39.49	20,915
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo 2014 Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£21.13	34,289
		2.	£39.49	34,289
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo 2014 Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£25.80	12,125
		2.	£39.49	12,125
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options under the Diageo 2014 Long Term Incentive Plan 2. Sale of ordinary shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£27.15	4,987
		2.	£39.49	4,987
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange

Diageo PLC – Director/PDMR Shareholding
Dated 10 December 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 December 2021, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 December 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£39.51	3
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£39.51	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£39.51	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£39.51	4
		2.	Nil	2
e)	Date of transaction	2021-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£39.51	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£39.51	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-12-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director Declaration
Dated 10 December 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc announces in accordance with LR 9.6.14(R) that Valérie Chapoulaud-Floquet, non-executive director, has been appointed as a non-executive director of Danone S.A. with effect from 1 March 2022.

James Edmunds
Deputy Company Secretary

10 December 2021

Diageo PLC – Transaction in Own Shares
Dated 13 December 2021

Diageo plc
Transaction in Own Shares
13 December 2021

Diageo plc ('Diageo') announces that on 10 December 2021 it has purchased 213,085 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 10 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 December 2021	213,085	3,965.50	3,928.50	3,952.95	XLON
10 December 2021	-	-	-	-	CHIX
10 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15276474.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 December 2021

Diageo plc
Transaction in Own Shares
14 December 2021

Diageo plc ('Diageo') announces that on 13 December 2021 it has purchased 240,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 13 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 December 2021	240,000	3,965.00	3,937.00	3,951.17	XLON
13 December 2021	-	-	-	-	CHIX
13 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15278026.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 December 2021

Diageo plc
Transaction in Own Shares
15 December 2021

Diageo plc ('Diageo') announces that on 14 December 2021 it has purchased 225,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 14 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 December 2021	225,000	3,977.00	3,928.00	3,952.60	XLON
14 December 2021	-	-	-	-	CHIX
14 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15279412.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 December 2021

Diageo plc
Transaction in Own Shares
16 December 2021

Diageo plc ('Diageo') announces that on 15 December 2021 it has purchased 225,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 15 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 December 2021	225,000	3,937.00	3,910.00	3,920.09	XLON
15 December 2021	-	-	-	-	CHIX
15 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15280840.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 December 2021

Diageo plc
Transaction in Own Shares
17 December 2021

Diageo plc ('Diageo') announces that on 16 December 2021 it has purchased 220,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 December 2021	220,000	3,970.50	3,917.00	3,940.88	XLON
16 December 2021	-	-	-	-	CHIX
16 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15282350.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 December 2021

Diageo plc
Transaction in Own Shares
20 December 2021

Diageo plc ('Diageo') announces that on 17 December 2021 it has purchased 225,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 17 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 December 2021	225,000	3,981.50	3,925.00	3,949.72	XLON
17 December 2021	-	-	-	-	CHIX
17 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15283688.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 December 2021
Diageo plc
Transaction in Own Shares
21 December 2021

Diageo plc ('Diageo') announces that on 20 December 2021 it has purchased 220,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 20 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 December 2021	220,000	3,990.50	3,896.50	3,956.54	XLON
20 December 2021	-	-	-	-	CHIX
20 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15285188.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 December 2021

Diageo plc
Transaction in Own Shares
22 December 2021

Diageo plc ('Diageo') announces that on 21 December 2021 it has purchased 203,956 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 December 2021	203,956	4,009.50	3,960.50	3,991.37	XLON
21 December 2021	-	-	-	-	CHIX
21 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15286582.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 December 2021

Diageo plc
Transaction in Own Shares
23 December 2021

Diageo plc ('Diageo') announces that on 22 December 2021 it has purchased 230,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 22 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 December 2021	230,000	4,028.00	3,994.50	4,012.07	XLON
22 December 2021	-	-	-	-	CHIX
22 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15287879.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 December 2021

Diageo plc
Transaction in Own Shares
24 December 2021

Diageo plc ('Diageo') announces that on 23 December 2021 it has purchased 126,170 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 23 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 December 2021	126,170	4,051.50	4,015.50	4,034.58	XLON
23 December 2021	-	-	-	-	CHIX
23 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15289031.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 December 2021

Diageo plc
Transaction in Own Shares
29 December 2021

Diageo plc ('Diageo') announces that on 24 December 2021 it has purchased 222,162 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 24 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 December 2021	222,162	4,035.00	4,020.50	4,026.86	XLON
24 December 2021	-	-	-	-	CHIX
24 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15290274.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 December 2021

Diageo plc
Transaction in Own Shares
30 December 2021

Diageo plc ('Diageo') announces that on 29 December 2021 it has purchased 310,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 29 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 December 2021	310,000	4,096.50	4,062.50	4,087.92	XLON
29 December 2021	-	-	-	-	CHIX
29 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15291462.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 December 2021

Diageo plc
Transaction in Own Shares
31 December 2021

Diageo plc ('Diageo') announces that on 30 December 2021 it has purchased 146,593 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Goldman Sachs International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 30 December 2021, as announced on 26 November 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 December 2021	146,593	4,092.50	4,044.00	4,063.44	XLON
30 December 2021	-	-	-	-	CHIX
30 December 2021	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. https://files.q4europe.com/news-pdf/933/Diageo_15292582.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 05 January 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary